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RECEIVED
JUL 18 2006
156
WASH. D.C.
SECTION

July 17, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed (i) a press release dated June 25, 2006 announcing the proposed creation of Arcelor – Mittal, (ii) a press release dated July 7, 2006 announcing that Arcelor has published a recommendation of Mittal Steel's revised offer, and (iii) a press release announcing Arcelor's Strategic Alliance Agreement (SAA) with Alexey Mordashov.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Enclosure

cc: Regis Ramseyer
Arcelor SA

Press release



Arcelor recommends improved Mittal Steel offer

Proposed creation of *Arcelor-Mittal*

- The Board of Directors of Arcelor unanimously recommends the Mittal Steel offer
- Proposed creation of Arcelor-Mittal
- 49% improvement compared to the initial offer of 27 January (+108% improvement of the cash component)
- The industrial and corporate governance model will be based on Arcelor's model

Luxembourg, le 25 June 2006 – The Board of Directors of Arcelor, chaired by Mr. Joseph Kinsch, has met today to evaluate and compare:

- proposed revisions to the strategic alliance with SeverStal; and
- proposed improvements to Mittal Steel's offer.

The Board has concluded that Mittal Steel's improved offer consists of a merger proposal effected by way of a mixed share and cash offer that will be followed by the merger of Mittal Steel into Arcelor. The new group, which will be called Arcelor-Mittal, will be listed in New York, Paris, Madrid, Amsterdam, Brussels and Luxembourg.

The Board believes that Mittal Steel's new offer represents a substantial improvement compared to Mittal Steel's preceding offer announced on 19 May. In particular, the Board notes that all of the key conditions established by the Board and presented by the Management Board as well as the observations made by the European works council in terms of valuation, industrial plan and corporate governance, have been met.



The proposed merger agreed by Arcelor and Mittal Steel provides that:

- The value proposed to shareholders will be once again significantly increased (+10%)
- A mixed offer at a price equal to 13 Mittal Steel shares and €150.6 in cash per 12 Arcelor shares, or €12.55 in cash and 1.084 Mittal Steel shares per Arcelor share
- A cash offer at a price equal to €40.4 per Arcelor share
- An exchange offer at an exchange ratio of 11 Mittal Steel shares per 7 Arcelor shares
- A mixed offer for Arcelor convertible bonds (OCEANEs) at a price equal to 13 Mittal Steel shares and €188.42 in cash per 12 Arcelor OCEANEs
- Tenders to the offers above will be subject to a pro-ration and allocation procedure that will ensure that in the aggregate the portion of the consideration paid consisting of Mittal Steel shares and the portion of the consideration consisting of cash will be 69% and 31%, respectively.

  This improvement represents :
  - An improvement of 49% to Mittal Steel's initial offer
  - A premium of approximately 100% excluding dividend on the closing price of Arcelor shares on the day preceding the announcement of Mittal Steel's starting offer
  - A 108% increase of the cash offer
  - A 32% increase of the exchange offer

  The negotiated exchange offer ratio implies relative valuations of 60% for Arcelor shareholders and 40% for Mittal Steel shareholders. Therefore, taking into account the cash portion of Mittal Steel's offer, the shareholders of Arcelor and Mittal Steel will hold 50.5% and 49.5% of Arcelor-Mittal, respectively.

- **Consistent with the Arcelor model,** the combined group will be based on the following principles :
  - an integrated model based on leadership in high value added steel, on the one hand, and capturing growth in low cost developing markets, on the other,
  - industrial excellence through state of the art assets sustained by sound capital expenditure levels



- upstream vertical integration for cost leadership
- focusing on research and development
- commercial leadership based on Arcelor's strong distribution channels
- best standards in terms of health and safety and protection of the environment
- best standards in terms of ethics standards and sustainable development
- best practices in terms of social dialogue and social responsibility
- commitment to comply with industrial plans and social commitments of both companies
- no restructuring plans nor employee reduction plans within Arcelor in Europe resulting from the merger
- high profitability targets, including a 30% dividend payout target, as part of a broader effort to maximize shareholder returns
- a sound capital structure

Arcelor continues to be opposed to the sale of Dofasco.

- **The corporate governance model** will be based on best practices which corresponds to Arcelor's current practices :
  - there will be only one class of shares, and each share will have one vote
  - the board of directors and the management board will be separate bodies and the board of directors will be constituted by a majority of independent directors
  - the board of directors of the combined group will have 18 members, 12 members currently in place at Arcelor, including Arcelor's 3 employee representatives, and 6 members nominated by Mittal Steel, of which 3 will be independent directors. Every director will have one vote.
  - the Mittal family will own 43% of the combined group
  - the Mittal family will agree to a lock-up for 5 years and a standstill at 45% of the combined group's share capital
  - the combined group will be domiciled in Luxembourg
  - the Management Board of the combined group will be constituted by 7 members, the 4 current Arcelor members, including the chief executive officer, and the 3 members nominated by the Mittal Steel board of directors



The Board of Directors has evaluated Mr. Mordashov's new proposal in a detailed manner and compared the merits of the two projects submitted to it from a financial perspective as well as from the standpoint of their respective industrial plans, governance and social commitments. Whilst the Board recognizes that Mr. Mordashov's new proposal represents a significant improvement compared to the arrangements under the existing strategic alliance agreement, the Board believes that Mittal Steel's revised offer is superior as a whole. Accordingly, the Board has unanimously resolved to recommend the improved Mittal Steel offer.

Joseph Kinsch, chairman of the board of directors said: «Intense discussions with Mittal Steel in the past weeks have resulted in a significantly improved offer by Mittal Steel that the Board of Directors is unanimously recommending. The merger will give rise to the leading steel company in the world. The managers and employees of Arcelor have made extraordinary efforts and produced exceptional results in the course of the last five months, which were difficult and full of uncertainties. I congratulate them and thank them on behalf of the Board of Directors. The should be proud and confident in the future.»

A joint press conference of Arcelor-Mittal will be held on Monday 26 June at 14h00 at Arcelor's headquarters at 19, avenue de la Liberté L-2930 Luxembourg. Details on the electronic transmission of this conference will be published on press.arcelor.com.

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - targets further expansion internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor currently employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.

For more information visit www.arcelor.com

Corporate Communications
Tel.: +352 4792 5000
E-mail: press@arcelor.com
Patrick Seyler: +352 4792 2360

Spain

Investor Relations
E-mail: investor.relations@arcelor.com
France: +33 1 71 92 0090

Press release



Arcelor Publishes Recommendation of Mittal Steel Revised Offer

Luxembourg, 7 July 2006 – Consistent with its decision of June 25, Arcelor published today a recommendation by its Board of Directors to tender Arcelor ordinary shares and convertible bonds into Mittal Steel's revised offer. The recommendation was issued following publication of Mittal Steel's revised offer on July 5. It is available from the Company's website www.arcelor.com under Investors Relations/News.

Among other considerations, the Board noted that revisions to Mittal Steel's offer provide higher value, better corporate governance and an improved industrial project for the combined group and Arcelor shareholders.

The Board received a fairness opinion from Morgan Stanley & Co. Limited in connection with the revised offer for Arcelor ordinary shares. The conclusion of the opinion is as follows: "*Based on and subject to the foregoing, we are of the opinion on the date hereof that the offer consideration is fair from a financial point of view to holders of Arcelor ordinary shares.*" Morgan Stanley & Co. Limited's opinion is addressed to the Board of Directors of Arcelor and may be used solely in connection with and for the purpose of its evaluation of Mittal Steel's offer. It is not addressed to and may not be relied upon by any third party, including for the avoidance of doubt any holder of Arcelor ordinary shares".

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company - number one steel producer in Europe and Latin America - ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. In 2006, Arcelor employs 110,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
For more information visit www.arcelor.com

Corporate Communications
Tel.: +352 4792 5000
Email: press@arcelor.com
Patrick Seyler: +352 4792 2360
[illegible]
[illegible]

Spain
[illegible]
[illegible]
France: [illegible] +33 1 71 92 00 58
Brasil: [illegible] Magalhães +55 31 3219 1267

Investor Relations
Email: investor.relations@arcelor.com
Martine Hue: +352 4792 2151
00 800 4792 4792
(toll free from the EU and Switzerland)
France: +33 1 71 92 0090
Brasil: Christiano Woelffel [illegible]

Arcelor S.A. - Registered office: 19, avenue de la Liberté L-2930 Luxembourg

ARCELOR PRESS RELEASE

As announced on May 26, 2006, Arcelor entered into a Strategic Alliance Agreement (SAA) with Alexey Mordashov. This agreement remains enforceable despite Arcelor's Board of director's recommendation of Mittal Steel's revised offer.

Arcelor shall fully abide by its commitments and obligations under the SAA, including by maintaining the June 30 shareholders meeting which is designed to allow Arcelor shareholders to express their views vis-à-vis the SeverStal transaction. The SAA provides that such shareholders meeting cannot be adjourned of cancelled by Arcelor.

Consequently, Arcelor invites all shareholders wishing to express their views on the SeverStal transaction, as announced on May 26, to participate in such meeting in person or by proxy and reminds them that the ultimate date for the filing of the appropriate documentation and voting instructions is June 28, 2006.

Arcelor indicates that until such date, shareholders may change or amend any voting instructions they would have already sent, in the same way as they sent the original ones.

Arcelor reiterates that the SAA may be terminated in particular in the following manners:

1. by mutual consent of the parties;
2. by Mr. Mordashov following the recommendation by the Board of Directors of Arcelor of the revised Mittal Steel offer;
3. by both parties in the following events:
    a. at the June 30 shareholders meeting, shareholders representing more than 50% of the outstanding share capital of Arcelor shall have voted against the SeverStal transaction;
    b. in case Mittal Steel acquires 50% or more of the shares of Arcelor on a fully diluted basis, i.e. including the shares issued or to be issued to Mr. Mordashov, as applicable

As previously announced on June 19, 2006, the Board of Directors of Arcelor reserved the right to convene and extraordinary shareholders meeting in order to allow its shareholders to decide on the distribution to the Arcelor shareholders of €6.5 billion in case the Mittal Steel offer was not successful. Arcelor indicates that if the now recommended revised Mittal Steel offer was successful, it shall not proceed with such distribution.